Explanation of Responses:

(1) Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario (“NC”), is the direct parent of Northwater Capital Management Inc., a corporation formed under the laws of the Province Ontario (“NCMI” and together with NC, the “Reporting Persons”), which is the manager of Northwater Intellectual Property Fund L.P. 1, a Delaware limited partnership (“NIP LP 1”).  The Reporting Persons have an indirect pecuniary interest in the shares of Common Stock acquired by and shares of Preferred Stock disposed by NIP LP 1. Common Stock and Preferred Stock is held directly by NIP LP 1.  In accordance with Instruction 4(b)(iv), the entire amount of the Common Stock and Preferred Stock directly held by NIP LP 1 is reported herein.

(2) Common Stock held directly by Northwater Intellectual Property Fund L.P. 2, a Delaware limited partnership (“NIP LP 2”).

(3) Common Stock held directly by Northwater Intellectual Property Fund L.P. 3A, a Delaware limited partnership (“NIP LP 3A” and, together with NIP LP 1 and NIP LP 3A, the “Funds”).

(4) NCMI is the manager of each Fund.  NC is also the direct parent of each of the general partners of each of the Funds.  By virtue of the contingent profits allocation to each of the general partners of each of the Funds and the payment to NCMI as management fees of all of such amounts received pursuant to the contingent profits allocation, the Reporting Persons may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares of Common Stock that are directly beneficially owned by each Fund.  In accordance with Instruction 5(b)(iv), the entire amount of the Common Stock held by the Funds is reported herein.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock that are beneficially owned by the Funds, except to the extent of any indirect pecuniary interest therein.

(5) The Series A-1 Convertible Preferred Stock automatically converted into Common Stock on a 3.066468603-for-1 basis upon the closing of the issuer's initial public offering on June 12, 2013 and had no expiration date. The conversion rate was adjusted from 2.84-for-1 to account for accrued dividends.